GOLCONDA RESOURCES LTD.

#620, 304 - 8th Avenue S.W., Calgary AB, T2P 1C2
Ph.: (403) 232-6828 Fax: (403) 232-8650

July [redacted]

NEWS RELEASE

DRILLING STARTED TO FOLLOW-UP ON MICRO DIAMOND INTERSECTION

Shulin Lake, Alaska

A new drill program started on the 27th of July. The drilling will be follow-up on an intersection made in April that contained a total of 16 micro diamonds.

Ten holes drilled earlier this year in an area of 530 meters by 320 meters intersected a sandy tuff sequence that showed an increasing content of mafic minerals, (olivine and pyroxene) to the north. Part of the last and most northerly holes (No. 8 to 10) were sampled and tested for micro diamonds by Lakefield Research Ltd. One sample, taken from hole No. 10 at a depth of 574 ft. to 609 ft. contained 16 micro diamonds (see News Release of July 8, 2002)

The geologist supervising the drilling, observed at that depth the presence of peridotite nodules (xenolith) in the drill-core. Peridotite is the dominant rock type at the depth where diamonds are formed. As the peridotite was not observed in any other part of the 10 drill holes, it is assumed that there is a significant connection between the peridotite and the diamonds. Golconda believes that the occurrence of peridotite can be used in the present drill program to delineate a larger area of potentially diamondiferous rock. It is planned to drill a total of 7,500 ft. in this program.

The joint venture has staked additional claims covering 4,500 acres and now controls an area of about 18,000 acres. Golconda Resources Ltd. holds a 51% interest and is the operator of the program. The other partners are Shulin Lake Mining Inc. and Shear Minerals Ltd.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax: (403) 232-8650
E-mail: golconda@cadvision.com http/www.golcondaresources.com

dlw 9/6

#82-3167

GOLCONDA RESOURCES LTD.
Suite 620, 304 - 8th Avenue S.W.
Calgary, AB T2P 1C2

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002

(UNAUDITED)

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheets

(Unaudited)

	March 31 2002	December 31 2001
Assets		
Current		
Accounts receivable	$ 13,157	$ 15,470
Prepaid expenses	916	916
Loans receivable	1,617	1,617
	15,690	18,003
Mineral properties and deferred expenditures - Note 3	3,474,854	3,410,337
Capital - Note 2	6,012	6,012
Mineral reclamation deposits	40,900	40,900
	$ 3,537,456	$ 3,475,252
Liabilities		
Current		
Bank indebtedness	$ 38,886	$ 1,715
Accounts payable and accrued liabilities	453,155	611,485
Loan payable	9,706	25,000
	501,747	638,200
Shareholders' equity		
Share capital - Note 4	9,838,950	9,595,825
Deficit	(6,803,241)	(6,758,773)
	3,035,709	2,837,052
	$ 3,537,456	$ 3,475,252

Approved by the Board:

"Signed" , **Director**
Guenter J. Liedtke

"Signed" , **Director**
Terry S. C. Chan

GOLCONDA RESOURCES LTD.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended	
	March 31 2002	March 31 2001
Cash provided by (used for):		
Operating activities		
Net loss	$ (44,468)	$ (37,206)
Net change in non-cash working capital items		
Accounts receivable and accruals	2,313	18,555
Accounts payable and accrued liabilities	(158,330)	59,126
Loan payable	(15,294)	750
	(215,779)	41,225
Financing activities		
Issue of shares for cash	250,000	-
Costs of issuing shares	(6,875)	-
Issue of shares on exercise of stock options	-	52,500
Issue of shares on exercise of warrants	-	40,000
	243,125	92,500
Investing activities		
Deferred exploration expenditures	(64,517)	(180,998)
Acquisition of capital assets	-	(200)
	(64,517)	(181,198)
(Decrease) in cash	(37,171)	(47,473)
(Bank indebtedness) cash, beginning of period	(1,715)	43,183
(Bank indebtedness), end of period	$ (38,886)	$ (4,290)

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

March 31, 2002

(Unaudited)

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued and outstanding

	Number of Common Shares	Stated Value
Balance, December 31, 2001	33,011,234	$ 9,595,825
Issued for cash Pursuant to private placements (net of share issue costs of $6,875)	1,000,000	243,125
Balance, March 31, 2002	34,011,234	$ 9,838,950

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is thre three years.

A summary of the status of the Company's stock option plan as at March 31, 2002 and changes during the period then ended is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of period	3,175,000	0.42
Outstanding, end of period	3,175,000	0.42

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the three months ended March 31, 2002 is included in Note 2 and Note 3 of the interim consolidated financial statements in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in the interim consolidated financial statements in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER

Issue Date	Securities Type	Number Issued	Total Price (Cdn$)	Total Proceeds (Cdn$)	Consideration Type
March 26	Common	1,000,000	0.25	250,000	Cash

(b) PARTICULARS OF OPTIONS GRANTED DURING THE QUARTER

Issue Date	Number of Shares	Name of Optionee	Exercise Price(Cdn$)	Expiry Date

No options were granted during the period.

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT MARCH 31, 2002

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	34,011,234	$9,838,950

A summary of options outstanding as at March 31, 2002 is included in Note 4 c) and a summary of warrants outstanding as at March 31, 2002 is included in Note 4 d) to the interim consolidated financial statement in Schedule A .

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Address	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Jalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Corporate Secretary